

September 16, 2010

VIA U.S. MAIL

James Gouin
Chief Financial Officer
Tower International, Inc.
17672 Laurel Park Drive North, Suite 400E
Livonia, MI 48152

Re: Tower International, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed September 7, 2010
File No. 333-165200

Dear Mr. Gouin:

        We have reviewed your amended filing and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

Recent Developments, page 8

1. We note the sale of senior secured notes by Tower Automotive Holdings USA, LLC and TA Holdings Finance, Inc. The notes are jointly and severally and unconditionally guaranteed by Tower Automotive LLC and by certain existing domestic subsidiaries. To facilitate the readers' understanding of your company and its structure, please provide an organization chart of your significant subsidiaries in the filing.

Capitalization, page 44

2. Please expand your disclosures "on an adjusted basis giving effect to the notes offering" to also explain that you paid $5.5 million compensation to your officers in connection with the closing of the notes offering and that you have also committed to pay an additional $1.2 million under that program on or before August 24, 2011.

3. Please tell us what interest expense would have been for the year ended December 31, 2009 and for the six months ended June 30, 2010 had the notes offering (and retirement of the first lien term loan) occurred on January 1, 2009. Provide your computations in your response. Separately tell us the impact of the forgiveness of the $25 million balance on interest expense for each of these periods.

Unaudited Interim Financial Statements – June 30, 2010

Note 18. Subsequent Events, page F-68

4. See the last paragraph. Disclose here, in note 7 to Summary Consolidated Financial Data, and in note 9 to the Capitalization Table on page 44, the number of common units of Tower Automotive LLC received in exchange for the cancellation of $25 million of the first lien term loan.

5. Also, see the sentence "As a result of this transaction, the Company may experience cancellation of indebtedness income in the amount of up to $25 million." Please clarify your disclosure as to whether or not the recording of cancellation of indebtedness income is for book and/or tax purposes, given that for book purposes, the debt was exchanged for a like amount of equity. In this regard, please tell us how you will compute and record "cancellation of indebtedness income" for financial statement book purposes.

Age of Financial Statements

6. Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Consents of Independent Registered Public Accounting Firm

7. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (973) 597-2553
        Michael J. Reinhardt, Esq.
        Lowenstein Sandler PC